UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: March 26, 2026
Commission File Number: 001-39084
Innate Pharma S.A.
(Translation of registrant's name into English)

Innate Pharma S.A.
117 Avenue de Luminy—BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ]    Form 40-F [ ]

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K (excluding the quotation from Jonathan Dickinson, Chief Executive Officer at Innate Pharma, the reference to the live webcast, and the related Internet and telephone links) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-276164) and registration statement on Form S-8 (File No. 333-282031) of Innate Pharma S.A. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit    Description

99.1     Press Release dated March 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: March 26, 2026    By:    /s/ JONATHAN DICKINSON     Name:    Jonathan Dickinson
Title:    Chief Executive Officer